Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
(In millions, except ratios)	2011	2012	2013	2014	2015	2016
Earnings:
Pre-tax income from continuing operations	$12,326	$14,469	$15,899	$17,259	$19,651	$11,248
Add:
Fixed charges	185	233	258	307	349	218
Pre-tax income from continuing operations plus fixed charges	$12,511	$14,702	$16,157	$17,566	$20,000	$11,466
Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	58	$84	$83	$101	$104	$62
Estimated interest component included in rent expense	127	149	175	206	245	156
Total fixed charges	$185	$233	$258	$307	$349	$218
Ratio of earnings to fixed charges	68	63	63	57	57	53